August 8, 2024

Yuanjun Ye
Chief Financial Officer
LightInTheBox Holding Co., Ltd.
51 Tai Seng Avenue
#05-02B/C, Pixel Red
Singapore 533941

       Re: LightInTheBox Holding Co., Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response Dated June 28, 2024
           File No. 001-35942
Dear Yuanjun Ye:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Response Dated June 28, 2024
Conventions that Apply to this Annual Report on Form 20-F, page ii

1. We note your proposed disclosure in response to prior comment 1. Please further revise your proposed disclosure to clearly state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.
Item 3. Key Information, page 1

2. We note your proposed disclosure in response to prior comment 4 and reissue it in part. In this regard, we note your proposed disclosure that "[f]or the years ended December 31,
       2021, 2022 and 2023, LightInTheBox Holding Co., Ltd. received cash transfers of US$3.2 million, US$2.3 million and US$4.2 million, respectively, from our wholly owned Hong
       Kong subsidiary, Light In The Box Limited." Please quantify the tax consequences of these cash transfers. Additionally, please quantify dividends or distributions made to U.S.
       investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Lastly, we note your
 August 8, 2024
Page 2

       proposed disclosure that "there are no restrictions of transferring funds between
       LightInTheBox Holding Co., Ltd., our Cayman Islands holding company, and its subsidiaries in Hong Kong or other jurisdictions." Please further revise to address whether there are any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to U.S. investors.
3. We note your proposed disclosure to prior comment 5 and reissue it. Please amend your disclosure here and in the summary risk factors and risk factors sections to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong
       Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets.
4. We note your proposed disclosure in response to prior comment 7 and reissue it in part.
       Please revise your summary of risk factors to specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
       and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Additionally, please revise the cross-
       reference accompanying each summary risk factor to include the page on which each detailed risk factor is discussed.
5. We note your proposed disclosure in response to prior comment 8 and reissue it in part. In this regard, we note your proposed disclosure that " [i]f we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered."
       Please revise to further discuss the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note your proposed disclosure that you "have obtained all approvals and permits that are material for [y]our operations through our PRC subsidiaries under the laws and regulations of mainland China." The disclosure here should not be qualified by materiality; please make appropriate revisions accordingly. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to
       investors. If true, state as much and explain why such an opinion was not obtained.
Item 3.D Risk Factors, page 3

6. We note your proposed disclosure in response to prior comment 3 and reissue it in part.
       Please revise to explicitly highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the
       Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers,
 August 8, 2024
Page 3

       acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yu Wang